1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

ASE Takeover Response

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: August 21, 2015

Taichung, Taiwan, August 21, 2015— Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today announced that regarding the announcement of Advanced Semiconductor Engineering, Inc. (“ASE”) today to propose a tender offer for SPIL’s common shares and/or ADSs, the Company was not aware of such matter in advance.

The Company will take all actions in accordance with the applicable laws upon receipt of the public tender offer prospectus, and will provide a formal response, together with recommendation and explanations, to the Company’s shareholders within seven (7) days.

REVIEW COMMITTEE APPOINTED BY BOARD OF DIRECTORS OF SILICONWARE PRECISION INDUSTRIES CO., LTD. (TAIWAN STOCK EXCHANGE: 2325.TT, NASDAQ: SPIL) TO EVALUATE THE UNSOLICITED TENDER OFFER FROM ADVANCED SEMICONDUCTOR ENGINEERING, INC. (NYSE: ASX)

Taichung, Taiwan — August 24, 2015 — Siliconware Precision Industries Co., Ltd. (the “Company”) announced today that it has received an unsolicited tender offer from Advanced Semiconductor Engineering, Inc. (“ASE”) to acquire up to 25% of the common shares and/or American depositary shares of the Company.

The board of directors of the Company has formed a review committee consisting of its independent directors (the “Review Committee”) today to evaluate the unsolicited tender offer from ASE and make a recommendation to the shareholders of the Company regarding this unsolicited tender offer. The Company will publish the recommendation and reasons for such recommendation from the Review Committee within the required time under relevant laws and regulations in Taiwan and the United States, which is expected to be within the next seven calendar days.

The Company has retained JPMorgan Chase & Co. as its financial advisor, Simpson Thacher & Bartlett LLP as its United States legal counsel and Jones Day as its Taiwan legal counsel.

The Company strongly urges its shareholders to refrain from tendering any common shares or American depositary shares until the Review Committee has evaluated the unsolicited tender offer and published its recommendation and reasons for such recommendation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date:	August 24, 2015	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer